Summit Therapeutics plc

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended October 31, 2019 and October 31, 2018

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three months ended October 31, 2019 and 2018

		Three months ended October 31, 2019		Three months ended October 31, 2018
				(Adjusted*)
	Note	£000s		£000s
Revenue	4	124		675
Other operating income	5	3,772		2,825
Operating expenses
Research and development		(7,224)		(8,195)
General and administration		(4,367)		(4,654)
Total operating expenses		(11,591)		(12,849)
Operating loss		(7,695)		(9,349)
Finance income		1		—
Finance costs		(63)		(60)
Loss before income tax		(7,757)		(9,409)
Income tax	8	727		1,275
Loss for the period		(7,030)		(8,134)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(16)		6
Total comprehensive loss for the period		(7,046)		(8,128)

Basic and diluted loss per ordinary share from operations	3	(4)	p	(10)	p

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the nine months ended October 31, 2019 and 2018

		Nine months ended October 31, 2019		Nine months ended October 31, 2018
				(Adjusted*)
	Note	£000s		£000s
Revenue	4	499		42,507
Other operating income	5	12,778		8,979
Operating expenses
Research and development		(24,713)		(29,640)
General and administration		(7,226)		(9,309)
Impairment of goodwill and intangible assets		—		(3,986)
Total operating expenses		(31,939)		(42,935)
Operating (loss) / profit		(18,662)		8,551
Finance income		3		2,786
Finance costs		(186)		(410)
(Loss) / profit before income tax		(18,845)		10,927
Income tax	8	2,631		1,730
(Loss) / profit for the period		(16,214)		12,657
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		5		25
Total comprehensive (loss) / profit for the period		(16,209)		12,682

Basic and diluted (loss) / earnings per ordinary share from operations	3	(10)	p	16	p

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Financial Position
As at October 31, 2019, January 31, 2019 and January 31, 2018

		October 31, 2019	January 31, 2019	January 31, 2018
			(Adjusted*)	(Adjusted*)
	Note	£000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,814	1,814	2,478
Intangible assets		10,085	10,604	14,785
Property, plant and equipment		1,232	1,540	2,067
		13,131	13,958	19,330
Current assets
Trade and other receivables		8,953	13,491	11,087
Current tax receivable		3,663	6,328	4,654
Cash and cash equivalents		13,602	26,858	20,102
		26,218	46,677	35,843
Total assets		39,349	60,635	55,173

LIABILITIES
Non-current liabilities
Lease liabilities		(404)	(647)	(962)
Deferred revenue	4	(457)	(831)	(27,270)
Financial liabilities on funding arrangements		—	—	(3,090)
Provisions for other liabilities and charges	10	(2,012)	(1,851)	(1,641)
Deferred tax liability		(1,581)	(1,675)	(2,379)
		(4,454)	(5,004)	(35,342)
Current liabilities
Trade and other payables		(7,220)	(8,733)	(8,825)
Lease liabilities		(358)	(358)	(324)
Deferred revenue and income	4,5	(375)	(3,374)	(13,834)
Contingent consideration		(80)	(629)	—
		(8,033)	(13,094)	(22,983)
Total liabilities		(12,487)	(18,098)	(58,325)
Net assets / (liabilities)		26,862	42,537	(3,152)

EQUITY
Share capital		1,605	1,604	736
Share premium account		92,806	92,806	60,237
Share-based payment reserve	11	1,206	1,148	6,743
Merger reserve		3,027	3,027	3,027
Special reserve		19,993	19,993	19,993
Currency translation reserve		61	56	37
Accumulated losses reserve		(91,836)	(76,097)	(93,925)
Total equity / (deficit)		26,862	42,537	(3,152)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the nine months ended October 31, 2019 and 2018

	Nine months ended October 31, 2019	Nine months ended October 31, 2018
		(Adjusted*)
	£000s	£000s
Cash flows from operating activities
(Loss) / profit before income tax	(18,845)	10,927

Adjusted for:
Gain on re-measurement of financial liabilities on funding arrangements	—	(539)
Loss on recognition of contingent consideration payable	—	860
Finance income	(3)	(2,786)
Finance costs	186	410
Foreign exchange gain	(103)	(1,056)
Depreciation	428	483
Amortization of intangible fixed assets	622	622
Loss on disposal of assets	10	24
Research and development expenditure credit	—	(156)
Impairment of goodwill and intangible assets	—	3,986
Share-based payment	533	4,263
Adjusted (loss) / profit from operations before changes in working capital	(17,172)	17,038

Decrease / (increase) in trade and other receivables	4,186	(1,654)
Decrease in deferred revenue	(3,374)	(33,973)
Decrease in trade and other payables	(1,796)	(3,719)
Cash used in operations	(18,156)	(22,308)

Contingent consideration paid	(549)	—
Taxation received	5,334	172
RDEC credit received	163	—
Net cash used in operating activities	(13,208)	(22,136)

Investing activities
Purchase of property, plant and equipment	(129)	(56)
Purchase of intangible assets	(103)	(5)
Interest received	3	3
Net cash used in investing activities	(229)	(58)

Financing activities
Proceeds from issue of share capital	—	15,000
Transaction costs on share capital issued	—	(858)
Proceeds from exercise of share options	1	102
Repayment of lease liabilities	(268)	(240)
Net cash (used in) / generated from financing activities	(267)	14,004

Decrease in cash and cash equivalents	(13,704)	(8,190)
Effect of exchange rates in cash and cash equivalents	448	1,132
Cash and cash equivalents at beginning of the period	26,858	20,102
Cash and cash equivalents at end of the period	13,602	13,044

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity
For the nine months ended October 31, 2019 and 2018

Nine months ended October 31, 2019

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 31, 2019 (as previously reported)	1,604	92,806	1,148	3,027	19,993	56	(76,092)	42,542
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	(5)	(5)
At January 31, 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537
Loss for the period	—	—	—	—	—	—	(16,214)	(16,214)
Currency translation adjustment	—	—	—	—	—	5	—	5
Total comprehensive loss for the period	—	—	—	—	—	5	(16,214)	(16,209)
Share options exercised	1	—	—	—	—	—	—	1
Share-based payment	—	—	533	—	—	—	—	533
Share-based payment reserve transfer	—	—	(475)	—	—	—	475	—
At October 31, 2019	1,605	92,806	1,206	3,027	19,993	61	(91,836)	26,862

Nine months ended October 31, 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 31, 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	32	32
At January 31, 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)
Profit for the period (Adjusted*)	—	—	—	—	—	—	12,657	12,657
Currency translation adjustment	—	—	—	—	—	25	—	25
Total comprehensive profit for the period (Adjusted*)	—	—	—	—	—	25	12,657	12,682
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	4	98	—	—	—	—	—	102
Share-based payment	—	—	4,263	—	—	—	—	4,263
At October 31, 2018 (Adjusted*)	823	74,394	11,006	3,027	19,993	62	(81,268)	28,037

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit' and the 'Company') and its subsidiaries (together, the 'Group') for the three and nine months ended October 31, 2019 have been prepared in accordance with IAS 34 'Interim Financial Reporting', other International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending January 31, 2020 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended January 31, 2019 other than as described below.
These condensed consolidated interim financial statements do not include all information required for full statutory accounts within the meaning of section 434 of Companies Act 2006 and should be read in conjunction with the consolidated financial statements of the Group as at January 31, 2019 (the ‘2019 Accounts’). The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, are available on the Group's website at www.summitplc.com and were delivered to the Registrar of Companies following the 2019 Annual General Meeting. The auditor’s report did not contain any statement under section 498 of the Companies Act 2006 but did contain a statement from the auditors drawing the shareholders’ attention to the Group’s need to raise additional capital as noted below.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on December 17, 2019.
The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole and anticipated payments from CARB-X under its contract for the development of its gonorrhea antibiotic program are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through to at least January 31, 2020.

On December 6, 2019 the Group announced a proposed fundraising of approximately $50 million through a subscription and placing of new ordinary shares and warrants to existing investors which is subject to certain shareholder approvals being obtained at a general meeting to be held on December 23, 2019, and certain customary closing conditions being satisfied. If shareholder approval is obtained, the net proceeds of the subscription and placing, together with the Group’s existing cash resources and funding agreements, are expected to extend its cash runway to January 31, 2021. The Group expects to use these funds to support the continued Phase 3 clinical program of ridinilazole for the treatment of C. difficile infection ('CDI'); preparatory activities to support commercial launch of ridinilazole, if approved; development of early-stage research projects; and general corporate purposes. Should the Company not receive shareholder approval, the subscription and placing would not proceed and the Group would need to take immediate steps to preserve cash including, amongst others, stopping the ongoing Phase 3 clinical trials of ridinilazole and ceasing its Discuva Platform activities and associated research programs. The failure of the Group to obtain the necessary shareholder approval to enable the proposed subscription and placing to proceed would therefore have a material adverse effect on the Group’s business, results of operations and financial condition.

These circumstances represent a material uncertainty which may cast and raise significant doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result if the Group was unable to continue as a going concern.

The Group’s activities and results are not exposed to any seasonality.

1. Basis of Accounting (continued)
Adoption of IFRS 16 'Leases'
IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for reporting periods beginning on or after January 1, 2019 and replaces the accounting standard IAS 17 'Leases'. Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.
Accounting policy
At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset within property, plant and equipment and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option and periods covered by an option to terminate if it is reasonably certain not to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future contractual lease payments or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.
The Group adopted this new standard effective February 1, 2019, as required, using the full retrospective transition method in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'. Under this method, the Group will adjust its results for the years ended January 31, 2018, and 2019, and applicable interim periods, as if IFRS 16 had been effective for those periods. The Group has assessed the effect of adoption of this standard as it relates to its UK leased properties in Oxford and Cambridge and has concluded that any other contracts are not within the scope of IFRS 16 or are of low value, for which the Group has elected not to apply the requirement of IFRS 16.
Due to the adoption of IFRS 16, the Group has recognized both right-of-use assets and lease liabilities related to its UK leased properties. The Group no longer recognizes a lease incentive accrual and has reclassified some costs from research and development expenses and general and administration expenses to finance costs, being the interest expense on lease liabilities. In addition, some amounts previously presented as cash outflows from operating activities in the Group's Consolidated Statement of Cash Flows are now presented as cash flows from investing or financing activities.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended January 31, 2019, the comparative Statement of Comprehensive Income, Statement of Cash Flows and Statement of Changes in Equity for the nine months ended October 31, 2018, including the opening accumulated losses reserve at February 1, 2018 and February 1, 2019.

1. Basis of Accounting (continued)

The impact of the change in accounting policy to IFRS 16 discussed above on the comparatives to the unaudited condensed consolidated interim financial statements is disclosed in the following tables.

Impact on the Unaudited Condensed Consolidated Interim	Original Year ended January 31, 2019	Adjusted Year ended January 31, 2019	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current assets
Property, plant and equipment	616	1,540	924
Current assets
Trade and other receivables	13,547	13,491	(56)
Non-current liabilities
Lease liabilities	—	(647)	(647)
Current liabilities
Trade and other payables	(8,865)	(8,733)	132
Lease liabilities	—	(358)	(358)
Equity
Accumulated losses reserve	(76,092)	(76,097)	(5)

Impact on the Unaudited Condensed Consolidated Interim	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current assets
Property, plant and equipment	809	2,067	1,258
Current assets
Trade and other receivables	11,134	11,087	(47)
Non-current liabilities
Lease liabilities	—	(962)	(962)
Current liabilities
Trade and other payables	(8,932)	(8,825)	107
Lease liabilities	—	(324)	(324)
Equity
Accumulated losses reserve	(93,957)	(93,925)	32

Impact on the Unaudited Condensed Consolidated Interim	Original Three months ended October 31, 2018	Adjusted Three months ended October 31, 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(8,196)	(8,195)	1
General and administration	(4,658)	(4,654)	4
Operating loss	(9,354)	(9,349)	5
Finance costs	(49)	(60)	(11)
Loss for the period	(8,128)	(8,134)	(6)

1. Basis of Accounting (continued)

Impact on the Unaudited Condensed Consolidated Interim	Original Nine months ended October 31, 2018	Adjusted Nine months ended October 31, 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(29,634)	(29,640)	(6)
General and administration	(9,319)	(9,309)	10
Operating profit	8,547	8,551	4
Finance costs	(377)	(410)	(33)
Profit for the period	12,686	12,657	(29)

Impact on the Unaudited Condensed Consolidated Interim	Original Nine months ended October 31, 2018	Adjusted Nine months ended October 31, 2018	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit before income tax	10,956	10,927	(29)
Adjusted for:
Finance costs	377	410	33
Depreciation	233	483	250
Increase in trade and other receivables	(1,661)	(1,654)	7
Decrease in trade and other payables	(3,698)	(3,719)	(21)
Financing activities
Repayment of lease liabilities	—	(240)	(240)
Impact on net cash flows			—
The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 16 and, as appropriate, will adopt these from the effective dates.
For additional details regarding the Group's lease agreements see Note 9 'Leases'.

2. Critical accounting estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended January 31, 2019.

3. (Loss) / earnings per share calculation

The calculation of (loss) / earnings per share is based on the following data:

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
(Loss) / profit for the period	(£7,030)	(£8,134)	(£16,214)	£12,657

Weighted average number of ordinary shares for basic (loss) / earnings per share	160,495	82,137	160,463	80,279
Effect of dilutive potential ordinary shares (share options and warrants)	—	—	—	527
Weighted average number of ordinary shares for diluted (loss) / earnings per share	160,495	82,137	160,463	80,806

Basic (loss) / earnings per ordinary share from operations £	(0.04)	(0.10)	(0.10)	0.16
Diluted (loss) / earnings per ordinary share from operations £	(0.04)	(0.10)	(0.10)	0.16

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Basic (loss) / earnings per ordinary share has been calculated by dividing the (loss) / profit for the three and nine months ended October 31, 2019 by the weighted average number of shares in issue during the three and nine months ended October 31, 2019. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three and nine months ended October 31, 2019, and for the three months ended October 31, 2018, the weighted average number of ordinary shares outstanding used to calculate the diluted (loss) / earnings per ordinary share is the same as that used to calculate the basic (loss) / earnings per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

There was no impact on (loss) per share for the periods three months and nine months ended October 31, 2018 for the adoption of IFRS 16.

4. Revenue

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
Analysis of revenue by category	£000s	£000s	£000s	£000s
Licensing agreements	124	675	499	42,261
Research collaboration agreement	—	—	—	246
	124	675	499	42,507

Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. The terms of the contract have been assessed under IFRS 15 'Revenue from contracts with customers' and currently only the upfront payment is included in the transaction price. The upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is recognized as revenue over the development period. The Group recognized revenue related to the upfront payment of £0.12 million during the three months ended October 31, 2019 and 2018 and £0.37 million during the nine months ended October 31, 2019 and 2018.
In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid-teens to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced it had entered into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial called PhaseOut DMD did not meet its primary or secondary endpoints. As part of the license and collaboration agreement with Sarepta, the Group agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. From January 1, 2018, the Group was responsible for 55% of the budgeted research and development costs related to the licensed products, and Sarepta was responsible for 45% of such costs. Any costs in excess of 110% of the budgeted amount were borne by the party that incurred such costs. This development cost share income is recognized as part of licensing agreements revenue as the Group acted as a principal in the scope of the research and development activities of the agreement. The Group recognized cost share income for both wind-down activities in relation to PhaseOut DMD and next and future generation utrophin modulation development activities of £nil during the three months ended October 31, 2019 and £0.1 million during the nine months ended October 31, 2019. Effective as of August 2019, the agreement with Sarepta was terminated with no material ongoing obligations for either party.

5. Other operating income

Analysis of other operating income by	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
category	£000s	£000s	£000s	£000s
Income recognized in respect of BARDA	3,590	2,230	11,698	7,535
Grant income	166	439	562	743
Research and development credit	16	156	518	156
Income on release of the US not for profit organizations financial liability	—	—	—	539
Other income	—	—	—	6
	3,772	2,825	12,778	8,979
BARDA
In September 2017, the Group was awarded a funding contract from the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, to fund a specified portion of the clinical and regulatory development activities of ridinilazole for the treatment of CDI.

Under the terms of this contract, the Group was initially eligible to receive base period funding of $32 million. In addition, the contract included three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million. In August 2018, BARDA exercised one of the option work segments worth $12 million. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million; at this time, BARDA also exercised a second of the option work segments worth $9.6 million to bring the total amount of committed BARDA funding to $53.6 million. The remaining federal government funding is dependent on BARDA in its sole discretion exercising the final independent option work segment, upon the achievement by the Group of certain agreed-upon milestones for ridinilazole.

During the three months ended October 31, 2019, the Group recognized funding income from BARDA of £3.6 million for the CDI program (three months ended October 31, 2018: £2.2 million). During the nine months ended October 31, 2019, the Group recognized funding income from BARDA of £11.7 million for the CDI program (nine months ended October 31, 2018: £7.5 million).

CARB-X

In July 2018, the Group was granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. Under the CARB-X award, the Group received an initial $2.0 million in funding from CARB-X in July 2018 that, in part, helped fund the selection of a preclinical candidate from the Group's lead gonorrhea series of clinical candidates. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of the selected gonorrhea candidate through the end of a Phase 1 clinical trial. During the three months ended October 31, 2019, the Group recognized grant income from CARB-X of £0.2 million (three months ended October 31, 2018: £0.1 million). During the nine months ended October 31, 2019, the Group recognized grant income from CARB-X of £0.6 million (nine months ended October 31, 2018: £0.1 million).

6. Financial instruments

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the Group’s annual financial statements as of January 31, 2019. There have been no changes in any risk management policies since the year end.

7. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended January 31, 2019. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

8. Income tax

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
	£000s	£000s	£000s	£000s
Current period research and development tax credit on qualifying expenditure	745	1,195	2,543	1,195
Tax expense related to the US operations	(49)	(27)	(6)	(137)
Total current tax	696	1,168	2,537	1,058

Release of temporary difference relating to intangible asset	31	107	94	672
Total deferred tax	31	107	94	672

Total tax credit for the period	727	1,275	2,631	1,730

The research and development tax credit is recognized based on management’s estimate of the qualifying expenditure relating to research and development activities carried out by the Group. The UK operations have estimated losses for the year and as such there is no accrued income tax for the period.

During the nine months ended October 31, 2019, the Group received £5.3 million in research and development tax credits as compared to £0.2 million for the nine months ended October 31, 2018.

9. Leases

The Group has two leases relating to its UK leased properties in Oxford and Cambridge that are within the scope of IFRS 16. A summary of these leases is as follows:

•
In February 2017, the Group entered into a 10-year lease agreement for its office premises in Oxford, UK. The lease contains a break clause with the option to terminate the lease on the fifth anniversary of the agreement. The Group does not factor in the period covered by the break clause when accounting for this lease.

•
In December 2017, the Group entered into a 4-year lease agreement for its office and lab premises in Cambridge, UK. The lease contains a break clause with the option to terminate the lease on the second anniversary of the agreement. The Group factors in the period covered by the break clause when accounting for this lease, as the break clause notice period has now passed and was not exercised by the Group.

The adoption of IFRS 16 resulted in the recognition of lease liabilities and right-of-use assets. The carrying value of the right-of-use assets included within property, plant and equipment as at October 31, 2019 is £0.8 million (January 31, 2019: £1.0 million; January 31, 2018: £1.4 million). The following table summarizes the future minimum lease payments under the Group's lease liabilities:

	October 31, 2019	January 31, 2019	January 31, 2018
Maturity of lease liabilities	£000s	£000s	£000s
Fiscal year ended January 31,
2019	N/A	N/A	323
2020 (remaining 3 months as at October 31, 2019)	89	358	358
2021	358	358	358
2022	294	294	294
2023	55	55	55
Total minimum lease payments	796	1,065	1,388
Less: imputed interest	(34)	(60)	(102)
Total lease liabilities	762	1,005	1,286

Liabilities
Current lease liabilities	358	358	324
Non-current lease liabilities	404	647	962
	762	1,005	1,286

The weighted average remaining lease term is 2.2 years (January 31, 2019: 3.0 years, January 31, 2018: 4.0 years). The weighted average discount rate is 3.75% (January 31, 2019: 3.75%, January 31, 2018: 3.75%).

9. Leases (continued)
The following table contains a summary of the lease costs recognized under IFRS 16 and other information pertaining to the Group’s leases for the three and nine months ended October 31, 2019:

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
	£000s	£000s	£000s	£000s
Lease cost
Depreciation	87	88	262	262
Interest expense	8	10	25	33
Total lease cost	95	98	287	295

Other information
Lease payments	89	81	268	240

For details of the Group's transition to IFRS 16 see Note 1 ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases.’’

10. Provisions and contingencies

Provisions

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2019	1,657	150	44	1,851
Unwinding of the discount factor	160	—	1	161
At October 31, 2019	1,817	150	45	2,012

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2018	1,466	150	25	1,641
Additions	—	—	19	19
Unwinding of the discount factor	191	—	—	191
At January 31, 2019	1,657	150	44	1,851

Assumed contingent liability
On December 23, 2017, the Group acquired Discuva Limited ('Discuva'). As part of the acquisition, the Group assumed certain contingent liabilities as certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the Discuva Platform. The timing of these potential payments is uncertain.
On the date of acquisition, the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved.
The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The value of the assumed contingent liability as at October 31, 2019 is £1.8 million (January 31, 2019: £1.7 million). The contingent liability has not been re-measured during the period.

10. Provisions and contingencies (continued)

Contingencies
In addition to those items provided for above, the Group also has the following contingencies:

University College London (novated from The School of Pharmacy, University of London)
The Group has agreed to pay the University College London a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A. ('Eurofarma'), an initial payment was made to University College London of £0.04 million.

Wellcome Trust
The provision in respect of royalties relates to the amounts due to the Wellcome Trust. Under the terms of the funding arrangement entered into in October 2017, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation intellectual property rights or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole. The payment has been provided for by the Group as at the period end date and has been discounted back to net present value relative to the expected timing of the potential commercialization of ridinilazole.

11. Share option scheme and restricted stock units

The movement in the number of share options is set out below:

	Weighted average exercise price £	Nine months ended October 31, 2019	Weighted average exercise price £	Nine months ended October 31, 2018
Outstanding at February 1	0.35	9,168,396	1.43	8,577,236
Granted during the period	0.28	11,396,000	0.76	13,081,048
Exercised during the period	—	—	1.08	(92,047)
Lapsed / surrendered during the period	0.92	(753,860)	1.69	(10,319,304)
Number of outstanding options	0.29	19,810,536	0.41	11,246,933

The movement in the number of restricted stock units (‘RSUs’) granted in the form of a nominal-cost option is set out below:

	Weighted average exercise price £	Nine months ended October 31, 2019	Weighted average exercise price £	Nine months ended October 31, 2018
Outstanding at February 1	0.01	814,256	0.01	275,877
Granted during the period	—	—	0.01	121,950
Exercised during the period	0.01	(104,877)	0.01	(275,877)
Number of outstanding options	0.01	709,379	0.01	121,950

The share-based payment expense for the three months ended October 31, 2019 was £0.2 million (three months ended October 31, 2018: £3.1 million) and for the nine months ended October 31, 2019 was £0.5 million (nine months ended October 31, 2018: £4.3 million) which has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
	£000s	£000s	£000s	£000s
Research and development	91	638	242	916
General and administration	111	2,462	291	3,347
	202	3,100	533	4,263
12. Share capital
On April 23, 2019, 104,877 ordinary shares were issued following the exercise of RSUs. This exercise of RSUs raised net proceeds of £1,049.
The new ordinary shares issued in connection with the RSUs exercised rank pari passu with existing ordinary shares.
As of October 31, 2019, the number of ordinary shares in issue was 160,494,758.

13. Related-party transactions
The aggregate emoluments of the Directors of the Company are shown below.

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
	£000s	£000s	£000s	£000s
Aggregate emoluments	142	145	421	474
Pension contributions	7	6	19	16
	149	151	440	490

The aggregate emoluments of the Directors of the Company and key management are shown below.

	Three months ended October 31, 2019	Three months ended October 31, 2018	Nine months ended October 31, 2019	Nine months ended October 31, 2018
	£000s	£000s	£000s	£000s
Aggregate emoluments	287	386	857	1,036
Pension contributions	18	14	53	42
	305	400	910	1,078

There were no other related party transactions during the three and nine months ended October 31, 2019 (three and nine months ended October 31, 2018: £nil).

14. Post balance sheet events

On December 6, 2019 the Group announced a proposed Fundraising of approximately $50 million through a subscription of 166,157,050 new ordinary shares and a placing of 9,221,400 new ordinary shares at a subscription and placing price of 22.1 pence per new ordinary share ('Fundraising'). The Fundraising requires approval by shareholders at a general meeting of the Company to be held on December 23, 2019.

As a condition of the proposed Fundraising, it is proposed that the admission of the Company's ordinary shares to trading on AIM will be canceled ('AIM Delisting') . The Company's American Depositary Shares ('ADSs') will remain listed on the Nasdaq Stock Market where one ADS is represented by five ordinary shares. The proposed AIM Delisting reflects the increasing focus of Summit's business operations on the United States, and specifically the Company's plans to commercialize ridinilazole in the United States with its own specialized sales force, if approved.

Should shareholders approve the AIM Delisting, the final day of trading on AIM of the ordinary shares is expected to be 21 February 2020. On that basis, the AIM Delisting would take effect at 7:00 am London time on 24 February 2020. Thereafter, ordinary shares will continue to be capable of being held and transferred in certificated form, but there will be no public market in the UK on which shareholders will be able to trade ordinary shares with all public trading of securities in the Company taking place on Nasdaq by way of ADSs.